UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT GROUP OFFICIAL SPONSOR OF JUVENTUS

SIGNATURES

Fiat Group Official Sponsor of Juventus

Fiat S.p.A. and Juventus Football Club S.p.A. announce that they have signed today a Memorandum of Understanding under which the Fiat Group will become “Official Sponsor” of Juventus for all competitions starting from July 1, 2007 to June 30, 2010.

Under the terms of the MoU, the Fiat Group will have the right to exploit the image of Juventus, including the right to use its brands’ trademarks on all technical clothing of all the teams of the sports club.

Juventus Football Club will receive a total fixed consideration of 33 million euros and a variable consideration to be set on the basis of the achievement of predetermined sporting results in Italian and international competitions.

The final agreement shall be signed by April 23, 2007 and will have a three-year duration.

On the basis of the agreement, the trademark of New Holland, the Fiat Group company active in the field of agricultural and construction equipment, will appear on the players’ shirts during the 2007/2008 season.

Turin, March 28, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney